[redacted]

14041253

RECEIVED
2014 JUL 14 AM 7:57
SEC / MR

SECUI ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAIRFIELD RESEARCH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 LOCUST AVENUE
(No. and Street)

NEW CANAAN (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES KRAUSE (203) 972-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT FINANCIAL AND TAX SERVICES, LLC
(Name – *if individual, state last, first, middle name*)

992 HIGH RIDGE RD., 2 FL (Address) STAMFORD (City) CT (State) 06905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES KRAUSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAIRFIELD RESEARCH SECURITIES CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL D'AMBROSIA
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMM. EXP 03-31-17

Charles A. Krause
Signature

President
Title

Carol D'Ambrosia
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ACT FINANCIAL AND TAX SERVICES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

RECEIVED
2014 JUL 14 AM 7:57
SEC / MR

RECEIVED
2014 JUL 14 AM
SEC / MR

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

Report on the Financial Statements

We have audited the accompanying financial statements of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Fairfield Research Securities Corporation
(Continued from previous page)

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedule Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Supplemental Schedule Computation of Net Capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Supplemental Schedule Computation of Net Capital is fairly stated in all material respects in relation to the financial statements as a whole.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, Connecticut
February 24, 2014

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets	
Current Assets	
Cash and equivalents	$ 13,721
Loan receivable - parent (Note 4)	118,540
Prepaid expenses	76
Other expenses	29
Total Current Assets	132,366
Total Assets	$ 132,366
Liabilities and Stockholder's Equity	
Liabilities	
Current Liabilities	
Accrued expenses	$ 3,650
Total Current Liabilities	3,650
Total Liabilities	3,650
Stockholder's Equity	
Common stock - 500 shares authorized, issued and outstanding: $1 par value	500
Paid-in surplus	359,261
Retained earnings (deficit)	(231,045)
Total Stockholder's Equity	128,716
Total Liabilities and Stockholder's Equity	$ 132,366

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue	
Interest income	$ 8,096
Total revenue	8,096
Expenses	
Professional fees	32,720
Rent and utilities	6,456
Licenses and registration fees	3,022
Telephone	693
Employee benefits	4,737
Other expense	144
Total expenses	47,772
Net loss before taxes	(39,676)
Provision for state income taxes (Note 3)	250
Net loss	$ (39,926)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance - December 31, 2012	$ 500	$ 312,159	$ (191,119)	$ 121,540
Capital contribution	-	47,102	-	47,102
Net loss			(39,926)	(39,926)
Balance - December 31, 2013	$ 500	$ 359,261	$ (231,045)	$ 128,716

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net Loss	$ (39,926)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in loan receivable	(5,092)
Decrease in prepaid expenses	20
Increase in accrued expenses	900
Net cash used in operating activities	(44,098)
FINANCING ACTIVITIES	
Change in additional paid in capital	47,102
Net cash provided by financing activities	47,102
Net decrease in cash and equivalents for period	3,004
Cash and equivalents, at beginning of period	10,717
Cash and equivalents, at end of period	$ 13,721
Supplemental Disclosures:	
Income taxes paid	$ 250
Interest paid	$ -

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

1. Organization and Nature of Operations

Fairfield Research Securities Corporation (the "Corporation") was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation's purpose is to act as an introducing broker between large financial institutions and to earn a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash Equivalents. For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Income taxes

Tax returns are prepared on a cash basis. Deferred income taxes from timing differences are not material. The Corporation has a net operating loss carry forward of approximately $218,465. The provision for income taxes is for state minimum taxes.

4. Related-Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the Corporation in accordance with a shared services agreement entered into with the Parent in January 1, 2011. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Corporation. These amounts are charged to the Corporation, and to the extent not reimbursed, are recorded as additional capital contributions from Parent.

The Corporation has a demand loan receivable from the parent, payable with interest at 7%. At December 31, 2013 the outstanding principal balance was $118,539 including accrued interest.

5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2013.

6. Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers. The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

7. SIPC Reconciliation Requirement

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

8. Commitments and Subsequent Events

There were no events subsequent to December 31, 2013 and through the date the financial statements were issued, February 24, 2014, that materially affected the presentation of the Corporation's results for the year ending December 31, 2013. The company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

Net capital computation	
Stockholder's equity	$ 128,716
Less non-allowable assets	(118,645)
Net capital	10,071
Less aggregate indebtedness ($3,650 x $0.0667= $244 < $5000)	
Less minimum net capital required	(5,000)
Net capital in excess of requirement	$ 5,071
Reconciliation with Company's computation-	
(Included in Part IIA of Form X-17A-5 as of December 31, 2013)	
Net capital reported in unaudited Focus Report	$ 10,071
Net audit adjustments (see statement below)	-
Net capital per above	$ 10,071

There are no material differences between the net capital per this audit report and the net capital computation per the December 31, 2013 Part IIA of Form X-17A-5 of the unaudited focus report.

ACT FINANCIAL AND TAX SERVICES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, Connecticut
February 24, 2014